SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: June 2, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Sony Realigns its Blu-ray Disc™ and DVD products businesses to strengthen competitiveness"

News & Information	1-7-1 Konan Minato-ku Tokyo 108-0075
No.10-073E
June, 2, 2010

Sony Realigns its Blu-ray Disc™ and DVD products businesses
to strengthen competitiveness
-Manufacturing operations in Gödöllö, Hungary to be discontinued and transferred to Malaysia-

Sony Corporation (“Sony”) today announced that it will discontinue production at its Hungarian manufacturing site in Gödöllö, Hungary (legal name: Sony Hungária Kft.,Gödöllö TEC) as part of its initiatives to improve its profitability of overall business and efficiency in manufacturing.

Sony Hungária Kft., Gödöllö TEC which manufactures Blu-ray Disc™ players and DVD recorders, is scheduled to cease operations by the end of December 2010 and its operations will be transferred to Sony’s manufacturing site in Kuala Lumpur, Malaysia (legal name: Sony EMCS (Malaysia) Sdn.Bhd.).

　The worldwide demand for Blu-ray Disc™ players is expected to expand. By consolidating global production to achieve efficiency and offering customers higher value-added products such as Blu-ray 3D™ compatible Blu-ray Disc™ players, Sony aims to increase the competitiveness and profitability of its home video business.

No material impact is anticipated from this realignment to Sony’s consolidated financial results for the fiscal year ending March 31, 2011.

Overview of Gödöllö factory (Sony Hungária Kft.,Gödöllö TEC)

Location:	Gödöllö, Hungary

Date established:	June 1996

Number of employees:	Approximately 540 (as of May 31, 2010)

Site area:	108,160 m²

Representative:	Koichi Nakayama

Key Products:	Blu-ray Disc™ player, DVD recorder

Media Inquiries:
Corporate Communications, Sony Corporation
Tel +81-3-6748-2200 / Fax +81-3-6748-2061